UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SEACOR HOLDINGS INC.

(Name of Subject Company (Issuer))

SAFARI MERGER SUBSIDIARY, INC.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

SAFARI PARENT, INC.

(Names of Filing Persons (Parent of Offeror))

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$849,496,422.62	$92,680.06

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 20,372,799 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SEACOR Holdings Inc. (“SEACOR”) multiplied by $41.50, and (ii) 1,600,613 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by an amount equal to $41.50 minus the exercise price for such options. The calculation of the filing fee is based on information provided by SEACOR as of December 16, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), and Safari Parent, Inc., a Delaware corporation (“Parent”), which is controlled by affiliates of American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII”), to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), at a price of $41.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated December 18, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)    The subject company and the issuer of the securities subject to the Offer is SEACOR Holdings Inc. Its principal executive office is located at 2200 Eller Drive, Fort Lauderdale, FL 33316, and its telephone number is (954) 523-2200.

(b)    This Schedule TO relates to Shares. According to SEACOR, as of the close of business on December 17, 2020, there were (i) 20,640,893 Shares issued and outstanding, (ii) 1,600,613 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 355,290 Shares granted subject to vesting or other lapse restrictions.

(c)    The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)—(c) The filing companies of this Schedule TO are (i) Parent, (ii) Purchaser and (iii) AIP Fund VII. Each of Purchaser’s, Parent’s and AIP Fund VII’s principal executive office is located at c/o American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, NY 10017, and the telephone number of each is (212) 627-2360. The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a). The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning SEACOR,” Section 9—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Contacts with SEACOR,” Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)    The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b). The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser,” Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with SEACOR” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a), (b). Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing conditions, and (iii) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)    The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with SEACOR,” Section 11—“Purpose of the Offer and Plans for SEACOR; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated as of December 18, 2020.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release dated as of December 7, 2020, issued by SEACOR and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to SEACOR’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001—12289).

(d)(1)	Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SEACOR with the Securities and Exchange Commission on December 7, 2020).

(d)(2)	Non-Disclosure Agreement, dated as of August 7, 2020 by and between SEACOR and AIP, LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by SEACOR with the Securities and Exchange Commission on December 18, 2020).

(d)(3)*	Limited Guarantee, dated as of December 4, 2020, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(4)*	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(d)(5)*	Equity Commitment Letter, dated as of December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

SAFARI PARENT, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

By: AIPCF VII, LLC, its general partner

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member